Lehman Brothers Special Finance, Inc. ("LBSF") is maintaining a certain class action in the United States Bankruptcy Court for the Southern District of New York (the "Class Litigation"), seeking to recover funds that it alleges were inappropriately distributed to counter-parties upon the termination of credit swap agreements based on Lehman Brothers' bankruptcy. The Class Litigation was filed September 14, 2010. The Class Litigation names the issuers of certain asset-backed securities (the "Issuer Defendants"), the trustees for such securities (the "Trustee Defendants") and certain of the investors in the securities (the "Named Noteholder Defendants"). On July 11, 2012, special counsel for LBSF filed a motion in the United States Bankruptcy Court for the Southern District of New York to add additional Named Noteholder Defendants in the Class Litigation, including the Fund and two funds (First Trust Strategic High Income Fund and First Trust Strategic High Income Fund III) subsequently reorganized into the Fund. On July 18, 2012 the court granted the motion to add the Named Noteholder Defendants, including the Fund. The matter has been stayed until January 20, 2014.

The Fund has been advised that it, First Trust Strategic High Income Fund and First Trust Strategic High Income Fund III received, in the aggregate, $6,750,000 from one Issuer Defendant, although the Fund's liability could exceed this amount due to an award of pre-judgment interest or other factors. LBSF is attempting to resolve its claims through court-ordered mediation and negotiation. Based on the current status of the litigation, the Fund cannot predict the outcome of the Class Litigation at this time.